May 5, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Cash, Branch Chief
Division of Corporation Finance

Re:	Alberto-Culver Company
Form 10-K for the fiscal year ended September 30, 2007
File No. 1-32970

Ladies and Gentlemen:

This letter responds to the Securities and Exchange Commission Staff’s comment letter dated April 17, 2008 regarding Alberto-Culver Company’s (the “Company”) Form 10-K for the fiscal year ended September 30, 2007. For the Staff’s convenience, we have set forth the text of the comment contained in the Comment Letter followed by our response.

Notes to the Consolidated Financial Statements

(10) Business Segments, Geographic Area and Major Customer Information, page 57

1.	We have reviewed your response to comment five from our letter dated March 28, 2008 and appreciate the additional information. Considering the size and scope of your current operations, we have certain concerns regarding your determination that Consumer Packaged Goods is one operating segment. In order for us to better assess your response, please provide us with copies of the monthly financial and operating information that your CODM received for the periods ended September 30, 2007, 2006 and 2005. We assume that the monthly packages for those periods include summarized data on a year-to-date basis and if so, please provide us with that information as well. If not, please kindly include year-to-date information. In addition, please provide the most recent available month and year-to-date information for 2008.

RESPONSE: Historically, the Company was comprised of two principal businesses – a consumer products business and a specialty distribution business. In November, 2006, the Company spun off the specialty distribution business, Sally Beauty Holdings, as a separate public company.

Prior to fiscal year 2003, the Company’s consumer products business was internally organized into a North American division and an International division (including the Cederroth business). Each division had a President who reported to the Company’s CEO, the CODM of the Company. Each division (1) engaged in business activities from which it earned revenues and incurred expenses, (2) had its operating results reviewed by the CEO to make decisions about resources to allocate to the division and to assess the division’s performance and (3) had discrete financial information.

Mr. John Cash

May 5, 2008

As a result, each division met the three criteria to be an operating segment under paragraph 10 of SFAS 131.

At the beginning of fiscal year 2003, the Company reorganized its consumer products business after the President of the International division left the Company. Cederroth was separated out as its own division and the remaining portion of the previous International division was combined with the North American division to form a new Consumer Products Worldwide division. Each of these divisions was led by a President/General Manager who reported to the Company’s CEO. Each division (1) engaged in business activities from which it earned revenues and incurred expenses, (2) had its operating results reviewed by the CEO to make decisions about resources to allocate to the division and to assess the division’s performance and (3) had discrete financial information. As a result, each division met the three criteria to be an operating segment under paragraph 10 of SFAS 131. Furthermore, the Company determined that these two operating segments met the aggregation criteria under paragraph 17 of SFAS 131 and disclosed them as one reportable segment, Global Consumer Products.

This internal organization (and as a result, the segment reporting structure), continued through fiscal 2006 until the spin-off of Sally Beauty Holdings in November, 2006. After completion of the spin-off, the internal organization structure of the Company’s remaining consumer products business did not change – it continued to have two operating segments –Worldwide Consumer Goods, also referred to as Consumer Packaged Goods, and Cederroth. However, after completion of the spin-off, the Company decided to discontinue aggregating Consumer Packaged Goods and Cederroth. The Company began disclosing these two operating segments as separate reportable segments in the first quarter of fiscal year 2007.

The Cederroth business has a General Manager who maintains regular contact with the CEO to discuss operating results, forecasts and plans for Cederroth and meets the definition of a segment manager under paragraph 14 of SFAS 131.

Since the spin-off of Sally Beauty Holdings, when the President of the Consumer Packaged Goods business became the new President and CEO of Alberto-Culver, the Consumer Packaged Goods business has not been led by a single person who meets the definition of a segment manager under paragraph 14 of SFAS 131. This function has been carried out jointly by two vice presidents who report to the CEO. One vice president has responsibility for the international markets with regional general managers reporting to him as well as responsibility for the sales function in the United States. The other vice president has responsibility for the U.S. marketing function and also oversees an international marketing group that provides support for local marketing teams in the various foreign regions. These two executives work closely together and make decisions on how to allocate resources and assess performance within the Consumer Packaged Goods segment. For example, assume the CEO decides to spend an additional $2 million in advertising. The CEO makes the decision to spend that $2 million within the Consumer Packaged Goods business as opposed to Cederroth. The two vice presidents discussed above then decide how to allocate that spending within the Consumer Packaged Goods business – what categories, what brands, which markets, what type of advertising (TV, print, internet or other media), etc.

Mr. John Cash

May 5, 2008

As previously mentioned, the CEO of the Company is the CODM. The CEO reviews financial information at the operating segment level, Consumer Packaged Goods and Cederroth, in order to make decisions on how to allocate resources between these two segments and assess performance of each segment. However, the information provided to the CEO also includes some supplemental information that provides additional insight within the operating segments for certain key financial statement measures such as net sales, gross profit, advertising and marketing, pre-tax profit, accounts receivable, inventory, etc. including certain information by brand and/or market. This supplemental information is provided to give additional context in assessing overall performance of the operating segment and is not sufficient for a meaningful assessment of performance for a country, region or other component of the operating segment. This financial information is also provided to other individuals who have different information needs than the CEO. Some of the supplemental information in the quarterly and monthly packages described below may have been added at the request of another individual. Rather than preparing several different financial statement packages each period, the Company tries to avoid duplicate efforts and puts together one package to serve the needs of multiple individuals, including the CEO. As a result, the supplemental information may or may not be reviewed by the CEO for any given period.

On a quarterly basis, a detailed financial statement analysis is prepared for the CEO, other senior corporate executives and the Company’s Board of Directors. Consolidated income statements are provided for the quarter and the year-to-date periods as well as a consolidated balance sheet. Significant components of the income statement are analyzed on a consolidated basis and at the segment level, specifically Consumer Packaged Goods and Cederroth. Balance sheet components are also analyzed on a consolidated basis and at the segment level. Certain balance sheet items for Consumer Packaged Goods, such as receivables and inventory, are further analyzed for U.S. and International, primarily so that the impact of foreign exchange rates on the balances can be isolated. In addition to this detailed analysis, supplemental summary schedules are also provided for each segment detailing the components of sales and operating earnings information within each segment. As noted above, the supplemental information is included to provide additional context in assessing overall performance of the operating segment and is not sufficient for a meaningful assessment of performance for a country, region or other component of the operating segment. Copies of the quarterly information for September, 2007 and March, 2008 have been sent to the Staff separately via overnight delivery.

Mr. John Cash

May 5, 2008

On a monthly basis, a financial statement package is distributed to the CEO and other senior corporate executives. This package provides a summary of key metrics for the quarter-to-date and year-to-date periods, a consolidated income statement and various supplemental schedules providing additional detail for certain items (e.g., net sales, gross profit, advertising and marketing, pre-tax earnings, etc.). As noted above, the supplemental information is included to provide additional context in assessing overall performance of the operating segment and is not sufficient for a meaningful assessment of performance for a country, region or other component of the operating segment. Copies of the monthly information for September, 2007 and March, 2008 have been sent separately to the Staff via overnight delivery.

In summary, Consumer Packaged Goods and Cederroth are the two operating segments of the Company (1) that engage in activities from which each earns revenues and incurs expenses, (2) whose operating results are reviewed by the CEO to allocate resources and assess performance and (3) that have discrete financial information available. Consumer Packaged Goods and Cederroth are the two operating segments of the Company that the CEO and the Board of Directors analyze to manage the operations of the business. There are no businesses below the level of these two operating segments for which financial information and operating results are reviewed by the CEO to make resource allocation decisions and to assess performance. Thus, the Company only has two operating segments under paragraph 10 of SFAS 131.

In connection with these responses, Alberto-Culver Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above response or require any additional information, please call me at (708) 450-3105 or Paul Hoelscher, Vice President and Corporate Controller, at (708) 450-3128.

Sincerely,

/s/ Ralph J. Nicoletti
Ralph J. Nicoletti
Senior Vice President and Chief Financial Officer

cc:	V. James Marino
Paul W. Hoelscher